Exhibit 12


                  The Taubman Realty Group Limited Partnership
               Computation of Ratios of Earnings to Fixed Charges
                          (in thousands, except ratios)


                                                Six Months Ended June 30
                                                   1995          1996
                                                   ----          ----

Net Earnings from Continuing Operations          $36,720       $39,368
   Add back:
   Fixed charges                                  53,605        55,052
      Amortization of previously capitalized
      interest (1)                                 1,091           981
      Distributions in excess of equity in
      net income of 25% owned Joint Venture         (234)         (250)
   Deduct:
      Capitalized interest (1)                    (5,360)       (3,839)
                                                 -------       -------
          Earnings Available for Fixed Charges   $85,822       $91,312
                                                 =======       =======

Fixed Charges
   Interest expense                              $31,069       $34,340
   Capitalized interest                            4,491         2,294
   Interest portion of rent expense                2,179         2,508
   Proportionate share of Joint Ventures'
   fixed charges                                  15,866        15,910
                                                  ------       -------
      Total Fixed Charges                        $53,605       $55,052
                                                 =======       =======

Ratio of earnings to fixed charges                   1.6           1.7





(1)   Amounts  include  TRG's  pro  rata  share  of  capitalized   interest  and
      amortization of previously capitalized interest of the Joint Ventures.